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                            October 27, 2021

       Pierre M. Henry
       Chief Executive Officer
       Trine II Acquisition Corp.
       228 Park Avenue S., Ste 63482
       New York, NY 10003

                                                        Re: Trine II
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 6,
2021
                                                            File No. 333-253232

       Dear Mr. Henry:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 4 to Form S-1 Filed October 6, 2021

       Exhibits

   1. We note that you expect to enter into agreements with the co-sponsor investors pursuant to which they will
agree to purchase Class B ordinary shares immediately prior to closing of the offering. Please
file such agreements as exhibits to the registration statement.
 Pierre M. Henry
FirstName  LastNamePierre
Trine II Acquisition Corp. M. Henry
Comapany
October  27,NameTrine
             2021      II Acquisition Corp.
October
Page  2 27, 2021 Page 2
FirstName LastName
       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 if any
other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services